Exhibit 99.1

Draganfly Celebrates Major Health and Safety Milestone with over 500,000 Seats Sanitized

Draganfly disinfected its 500,000th seat using the Company’s proprietary pathogen and surface sanitizer spray

Los Angeles, CA. February 22, 2022 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that the Company has disinfected its 500,000th seat using its proprietary pathogen and surface sanitizer spray.

In addition to the recent spraying at Alabama State University’s Dunn-Oliver Acadome, Draganfly’s proprietary pathogen and surface sanitizer spray was administered ahead of the Drone Racing League’s Vegas Championship Race Presented by T-Mobile outside T-Mobile Arena during CES® 2022 as well as the EDGE22 plenary sessions at the Park Theater in the Park MGM in Las Vegas, Nevada.

Last year, the Company’s spray was implemented ahead of several high-profile events, including NASCAR’s June tripleheader weekend at the Nashville Superspeedway and Barrett-Jackson’s March collector car auction in Scottsdale, Arizona.

Draganfly’s proprietary pathogen and surface spray is an innovative organic sanitizer capable of up to 24-hour pathogen sequestration and kill-efficacy. Delivered using the Company’s patented drone technology, crews can thoroughly spray stadiums, arenas, and other large venues in four to six hours.

“We are pleased to have reached this milestone as part of our ongoing work to establish ourselves as leaders in the emerging health safety and response industry,” said Cameron Chell, CEO of Draganfly. “We see this as a growing space as the world becomes more aware of the requirements for health safety and response systems like the services that Draganfly provides. As we progress from the global pandemic to endemic, we see the awareness, and the demand for these services continues to grow.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning, industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: Draganfly’s proprietary pathogen and surface spray; using its patented drone technology, the Company’s ability to crews can thoroughly spray stadiums, arenas, and other large venues in four to six hours, the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.